EXHIBIT 99.1

News Release dated June 2, 2020, LanzaJet Takes Off! Innovative Sustainable Fuel Technology and Investment Structure to Accelerate Commercialization, Regional Job Growth, and Carbon Reduction

News Release

LanzaJet Takes Off!

Innovative Sustainable Fuel Technology and Investment Structure to
Accelerate Commercialization, Regional Job Growth, and Carbon Reduction

Unless noted otherwise, all funds are in US dollars

Chicago, June 2, 2020

LanzaTech, a leading biotech company and carbon recycler, has successfully launched LanzaJet, Inc., a new company that will produce sustainable aviation fuel (SAF) for a sector requiring climate friendly fuel options as it starts to recover from the impacts of COVID-19. With its approach to commercialization of SAF, LanzaJet is creating regional jobs while enabling global decarbonization of the aviation sector.

Canada’s leading integrated energy company, Suncor Energy Inc., and leading Japanese trading and investment company, Mitsui & Co., Ltd. (Mitsui), are investing $15 million and $10 million, respectively, to establish LanzaJet.  The funding will be used to build a demonstration plant that will produce 10 million gallons per year of SAF and renewable diesel starting from sustainable ethanol sources.  Production is expected to start in early 2022.  This initial investment coupled with participation from All Nippon Airways (ANA) will complement the existing $14 million grant from the US Department of Energy, enabling the construction of an integrated biorefinery at LanzaTech’s Freedom Pines site in Soperton, Georgia.

In addition to its equity investment, Suncor has contracted to take a significant portion of the SAF and renewable diesel produced at the facility to provide its jet fuel and distillate customers with sustainable energy solutions.

Importantly, investors Suncor and Mitsui are aiming to invest further in the construction of commercial production facilities after the demonstration meets all its technical and economic targets. This novel phased investment approach will see the initial investment followed by a capital call once all the demonstration milestones have been met. This will significantly accelerate commercial deployment at a time when reducing emissions, especially of aviation, is increasingly important and demonstrates a joint commitment to creating a resilient, climate secure future.

“Suncor is excited to join LanzaTech, Mitsui and ANA in helping LanzaJet take off,” said Mark Little President and CEO of Suncor. “We believe this technology will provide a solid foundation for the commercial production of sustainable aviation fuel and renewable diesel.  These products are very complementary to our existing product mix and we see growth potential in both North American and international markets.  Suncor is committed to both a low carbon future for our own business and to helping our customers, including in the space of commercial aviation, realize their own vision of a sustainable future.”

“We are pleased to launch LanzaJet along with excellent partners LanzaTech, Suncor and ANA,” Toru Matsui, Managing Officer, COO of Mitsui said. “This partnership demonstrates our continuing commitment to improving the sustainability of the aviation industry and supports our ambition to be the first in Japan to produce SAF on a commercial scale. The SAF produced by LanzaJet will support the development of a global SAF supply chain, which has the potential to significantly reduce emissions from aviation and help to create a low carbon society.”

“ANA is thrilled to work alongside LanzaTech, Mitsui and Suncor on this new venture,” said Akihiko Miura, Executive Vice President of ANA. “We believe that this partnership is a great step forward for carbon-neutral growth initiatives. ANA is happy to share in this innovative endeavor and to be a part of a carbon-free future in the aviation industry.”

Industry leader, Jimmy Samartzis, has joined as CEO, bringing a background in clean energy, public policy, infrastructure and sustainability, as well as a decade at United Airlines including multiple executive roles in operations, commercial, corporate affairs, strategy, renewables, and safety. Currently serving as a Director on the Board for the Fermi National Accelerator Laboratory, he has held various industry roles, including with Airlines for America and the International Air Transport Association, and advised the World Travel and Tourism Council.

“The launch of LanzaJet marks an historic milestone in the clean energy transition that is underway globally. I’ve been part of many renewable energy and sustainability firsts over the last decade, and this one is the most exciting,” said Jimmy Samartzis, CEO of LanzaJet. “The commercialization of LanzaJet - built on the shoulders of LanzaTech, Suncor, Mitsui, ANA and with the support of the U.S. Department of Energy — gives our world, and aviation in particular, an important solution in shaping a cleaner future.”

The LanzaJet process can use any source of sustainable ethanol for jet fuel production, including, but not limited to, ethanol made from recycled pollution, the core application of LanzaTech’s carbon recycling platform. Commercialization of this process, called Alcohol-to-Jet (AtJ) has been years in the making, starting with the partnership between LanzaTech and the U.S Energy Department’s Pacific Northwest National Laboratory (PNNL). PNNL developed a unique catalytic process to upgrade ethanol to alcohol-to-jet synthetic paraffinic kerosene (ATJ-SPK) which LanzaTech took from the laboratory to pilot scale.

“Achieving our global climate goals requires scaling new, transformative technologies rapidly. This requires new methods of financing that enable scaling from lab to pilot to demo to commercial without stopping after each step to raise more cash,” said Jennifer Holmgren, CEO of LanzaTech.  “Suncor, Mitsui and ANA are stepping up to show that achieving meaningful scale will require new technologies, new business models and new approaches. I am delighted to see LanzaJet take off and to see Jimmy Samartzis lead the team as it brings this sustainable solution to market.”

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About ANA

Following the “Inspiration of Japan” high quality of service, ANA has been awarded the respected 5-Star rating every year since 2013 from SKYTRAX. ANA is the only Japanese airline to win this prestigious designation eight years in a row. Additionally, ANA has been recognized by Air Transport World as “Airline of the Year” three times in the past 10 years - 2007, 2013 and 2018, becoming one of the few airlines winning this prestigious award for multiple times.

ANA was founded in 1952 with two helicopters and has become the largest airline in Japan, as well as one of the most significant airlines in Asia, operating 58 international routes and 117 domestic routes. ANA offers a unique dual hub model which enables passengers to travel to Tokyo and connect through the two airports in the metropolitan Tokyo, NARITA and HANEDA, to various destinations throughout Japan, and also offers same day connections between various North American, Asian and Chinese cities.

ANA has been a member of Star Alliance since 1999 and has joint venture partnerships with United Airlines, Lufthansa German Airlines, Swiss International Airlines and Austrian Airlines.

In addition to the full service and award-winning record of ANA, the ANA Group’s subsidiary Peach Aviation Limited is the leading LCC in Japan and has expanded following the integration of Vanilla Air Inc. in late 2019. The ANA Group carried 54.4 million passengers in FY2018, has approximately 43,000 employees and a fleet of 260 aircraft. ANA is a proud launch customer and the biggest operator of the Boeing 787 Dreamliner.

Media Contact: ANA Corporate Communications, TEL +81-3-6735-1111, publicrelations@ana.co.jp

For more information, please refer to the following link.

https://www.ana.co.jp/group/en/

About Mitsui

Mitsui & Co (8031: JP) is one of the largest global trading and investment companies with a robust international network spanning 65 countries and a diversified business portfolio, working with an extensive network of partners that include many of the world’s most successful companies.

Its outstanding long-term performance is founded on strong and expanding core business in Energy and Resources, Machinery & Infrastructure, and Chemicals integrated with growing bold and innovative businesses in Health, Environment, Mobility, Nutrition & Agriculture, and Retail & Services. The overall strategy responds to the increasing global urgency for sustainability focusing on creating an eco-friendly society, improving living standards and providing a sustainable supply of essential products.

Mitsui’s deep roots in Asia have established a diverse and strategic portfolio of partners that gives it a strong differentiating edge in the world’s fastest growing region, providing exceptional access for its global partners while strengthening Mitsui’s international portfolio. This gives Mitsui a unique, unobstructed view of world markets allowing it to anticipate global and regional trends and turn them into growth opportunities. This creates value for partners, stakeholders, and shareholders who also benefit from Mitsui’s international marketing skills across multiple industries that have been developed through its long-term trading heritage.

For more information, please refer to the following link.

https://www.mitsui.com/jp/en/index.html

Media inquiries:

Mitsui & Co., Ltd.

Corporate Communications Division

Telephone: +81-3-3285-7540

About Suncor

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit suncor.com

Media inquiries:
1-833-296-4570
media@suncor.com

About LanzaTech

Carbon recycling company, LanzaTech is a global leader in gas fermentation, making sustainable fuels and chemicals via biological conversion of waste carbon emissions, including industrial off-gases; syngas generated from any biomass resource (e.g. municipal solid waste), organic industrial waste, agricultural waste); and reformed biogas. LanzaTech’s expertise in fermentation scale up, reactor design, machine learning and synthetic biology has enabled the company to commercialize its recycling process and demonstrate production of over 100 different chemicals. With global investors and partners, LanzaTech has a pipeline of commercial projects around the world and is working across the supply chain to provide novel circular solutions to mitigate carbon by producing consumer goods that would otherwise come from fresh fossil resources.

Founded in New Zealand, LanzaTech is based in Illinois, USA and employs more than 170 people, with locations in China, India and Europe.

Further information is available at www.lanzatech.com

Media Contact:
Freya Burton
+1 (630) 347 8054
freya@lanzatech.com

Suncor: Legal Advisory — Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: the parties’ expectation that LanzaJet will create regional jobs while enabling a global decarbonization of the aviation sector; the expected use of proceeds from the funding; expectations surrounding the demonstration plant, including that it will produce 10 million gallons per year of SAF and renewable diesel starting from sustainable ethanol sources, the expected production date and the location of the demonstration plant; the expectation that the phased investment approach will significantly accelerate commercial deployment; Suncor’s belief that the LanzaJet technology will provide a solid foundation for the commercial production of sustainable aviation fuel and renewable diesel, expectations regarding the growth potential in both North American and international markets; the belief that the SAF produced by LanzaJet will support the development of a global SAF supply chain with the potential to significantly reduce emissions from aviation and help to create a low carbon society; and similar other statements.  Some of the forward-looking statements may be identified by words like “will”, “expected”, “designed”, “planned”, “believe”, “anticipated”, “potential” and similar expressions.

Forward-looking statements are based on current expectations, estimates, projections and assumptions that were made in light of information available at the time the statement was made and consider the parties experience and its perception of historical trends, including expectations and assumptions concerning: the current and potential adverse impacts of the COVID-19 pandemic; commodity prices; the performance of assets and equipment; applicable laws and government policies; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other companies and some that are unique to each respective party.

Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. Suncor’s most recently filed Management’s Discussion & Analysis, together with Suncor’s most recently filed Annual Information Form, Form 40-F and Annual Report to Shareholders and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558- 9071; or by referring to suncor.com/Financial Reports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov.

Except as required by applicable securities laws, the parties disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.